UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

UTi Worldwide Inc.

(Name of Issuer)

Ordinary shares, no par value per share

(Title of Class of Securities)

    G87210103

(CUSIP Number)

Stephen D. Cooke

Paul, Hastings, Janofsky & Walker LLP

695 Town Center Drive, 17th Floor

Costa Mesa, California 92626

             (714) 668-6200

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

      July 22, 2005

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  |_|

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

SCHEDULE 13D

CUSIP No. G87210103	Page 2 of 5 Pages
1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthys J. Wessels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) |_| (b) |_|
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,893,401 (which includes 1,109,297 shares over which Reporting Person may have voting power (see Item 6 below), 728,214 shares held by Wagontrail Investments NV, a company incorporated the laws of the Netherlands Antilles, which is indirectly owned by Reporting Person (“Wagontrail”), 4,227 shares directly held by Reporting Person and options to purchase 51,663 shares).

8	SHARED VOTING POWER None
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SOLE DISPOSITIVE POWER

784,104 (which includes 728,214 shared held by Wagontrail, 4,227 shares directly held by Reporting Person and options to purchase 51,663 shares, and excludes 1,109,297 shares over which Reporting Person may have only voting power (see Item 6 below)).

10	SHARED DISPOSITIVE POWER None
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AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,893,401 (which includes 1,109,297 shares over which Reporting Person may have voting (but not dispositive) power (see Item 6 below), 728,214 shares held by Wagontrail, 4,227 shares directly held by Reporting Person and options to purchase 51,663 shares).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6%, based on 31,396,968 ordinary shares outstanding as of June 30, 2005.

Schedule 13D

This Amendment No. 6 (this “Amendment No. 6”) amends the original Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission by Matthys J. Wessels (the “Reporting Person”) on May 17, 2002, as amended by (i) that certain Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on October 3, 2002, (ii) that certain Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 23, 2002, (iii) that certain Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on December 2, 2004, (iv) that certain Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on December 27, 2004, and (v) that certain Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on April 28, 2005.

Item 4.	Purpose of Transaction.

As disclosed in Amendment No. 5, Reporting Person adopted in April 2005 a written plan (the “Sales Plan”) under Rule 10b5-1 under the Securities Exchange Act of 1934 (a copy of which Sales Plan was attached to Amendment No. 5 as Exhibit 99.1). Pursuant to the Sales Plan, Reporting Person sold 98,297 ordinary shares of the Issuer, as disclosed in Item 5(c) below.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)        Reporting Person, through Wagontrail Investments NV, a holding company indirectly controlled by Reporting Person and incorporated under the laws of the Netherlands Antilles (“Wagontrail”), beneficially owns 728,214 ordinary shares of the Issuer. Through voting agreements described in the Original Schedule 13D, as of July 22, 2005, Reporting Person also had the right to vote (but not investment or dispositive power) over 1,109,297 ordinary shares of the Issuer (assuming that each of PTR Holdings Inc. and Union-Transport Holdings Inc. recalled their respective Ordinary Shares from certain securities loans - see Item 6 below). Reporting Person directly holds 4,227 ordinary shares.

In addition, as of the date of this filing, Reporting Person has options to purchase a total of 95,104 ordinary shares of the Issuer granted pursuant to the Issuer’s 2000 Stock Option Plan and 2004 Long-Term Incentive Plan. Options to purchase 51,663 ordinary shares are exercisable within 60 days of the date of the event requiring this filing.

The sum of the foregoing shares and exercisable options totals 1,893,401 ordinary shares, which constitutes approximately 6% of the Issuer’s 31,396,968 ordinary shares outstanding as of June 30, 2005.

Excluded from the above calculations are certain performance awards in the form of 13,570 restricted stock units granted to Reporting Person under the Issuer’s 2004 Long-Term Incentive Plan and which have been previously disclosed by the Issuer. The units entitle Reporting Person to have stock issued to him upon the satisfaction of certain performance criteria, and are subject to vesting over a three-year period, with 100% of the shares vesting at the end of the performance period. The actual number of shares issuable under these performance awards will be based on the Issuer’s performance relative to certain targets.

(c)         On June 15, 2005, Reporting Person was granted options to purchase 8,454 ordinary shares at $67.00 per share, vesting on April 30, 2008. On July 1, 2005, Reporting

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Person exercised options (granted to him pursuant to the Issuer’s stock option plan) to purchase 98,297 ordinary shares at $14.27 a share. Reporting Person sold all of such 98,297 ordinary shares in open market transactions pursuant to the Sales Plan. The sales are set forth on Schedule I to this Amendment No. 6.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

In June 2005, Wagontrail and PTR Holdings Inc., a British Virgin Islands company (“PTR”), confirmed that the voting agreement between PTR and Wagontrail, dated as of May 6, 2003 and described in the Original Schedule 13D (the “Voting Agreement”), remains in full force and effect, and that such agreement did not terminate as a result of PTR no longer being the record owner of the Ordinary Shares loaned to Bear Stearns International Limited (the “Loaned Shares”) pursuant to that certain Securities Loan Agreement dated as of December 16, 2004, between PTR Holdings Inc. and Bear Stearns International Limited. In addition, in the event Ordinary Shares loaned by Union-Transport Holdings Inc., a British Virgin Islands company (“UTH”), pursuant to a separate loan agreement between UTH and Bear Stearns International Limited, dated as of December 16, 2004, are returned to UTH and re-registered in the name of UTH, and PTR has the right to direct UTH to vote a portion of such shares, then a portion of such shares would remain subject to Wagontrail’s right to direct PTR to vote such portion of such shares pursuant to the Voting Agreement. Accordingly, if the Ordinary Shares originally owned of record by PTR and UTH are recalled from their respective securities loans, then the Reporting Person would have voting power (but not dispositive or investment power) over 1,109,297 Ordinary Shares.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	July 28, 2005

/s/ Matthys J. Wessels
Matthys J. Wessels

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Schedule I

DATE OF SALE	NUMBER OF SHARES	PRICE PER SHARE ($)
July 1, 2005	200	69.09
July 1, 2005	800	69.10
July 1, 2005	200	69.13
July 1, 2005	1,100	69.15
July 1, 2005	777	69.17
July 1, 2005	200	69.18
July 1, 2005	2,810	69.20
July 1, 2005	1,713	69.21
July 1, 2005	1,789	69.22
July 1, 2005	1,100	69.23
July 1, 2005	1,900	69.24
July 1, 2005	2,713	69.25
July 1, 2005	2,327	69.26
July 1, 2005	1,696	69.27
July 1, 2005	1,800	69.28
July 1, 2005	500	69.29
July 1, 2005	401	69.30
July 1, 2005	1,500	69.31
July 1, 2005	500	69.32
July 1, 2005	870	69.35
July 1, 2005	600	69.36
July 1, 2005	700	69.38
July 1, 2005	900	69.39
July 1, 2005	200	69.40
July 1, 2005	95	69.41
July 1, 2005	409	69.42
July 1, 2005	1,000	69.43
July 1, 2005	200	69.44
July 5, 2005	600	68.55
July 5, 2005	500	68.59
July 5, 2005	200	68.60
July 5, 2005	100	68.61
July 5, 2005	300	68.62
July 5, 2005	300	68.68
July 5, 2005	700	68.69
July 5, 2005	1,600	68.90
July 5, 2005	100	68.91
July 5, 2005	1,100	68.92
July 5, 2005	100	68.95
July 5, 2005	500	68.95
July 5, 2005	500	68.96
July 5, 2005	500	69.02
July 5, 2005	100	69.05
July 5, 2005	1,200	69.06
July 5, 2005	100	69.07

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DATE OF SALE	NUMBER OF SHARES	PRICE PER SHARE ($)
July 5, 2005	1,600	69.08
July 5, 2005	200	69.09
July 5, 2005	200	69.10
July 5, 2005	700	69.12
July 5, 2005	200	69.13
July 5, 2005	800	69.14
July 5, 2005	861	69.15
July 5, 2005	239	69.16
July 5, 2005	359	69.17
July 5, 2005	1,242	69.18
July 5, 2005	764	69.20
July 5, 2005	199	69.22
July 5, 2005	336	69.23
July 5, 2005	400	69.34
July 5, 2005	300	69.35
July 5, 2005	300	69.37
July 5, 2005	1,300	69.38
July 5, 2005	700	69.39
July 5, 2005	1,100	69.40
July 5, 2005	1,300	69.41
July 5, 2005	600	69.42
July 5, 2005	1,300	69.43
July 5, 2005	500	69.44
July 5, 2005	1,000	69.45
July 5, 2005	200	69.46
July 5, 2005	300	69.47
July 5, 2005	800	69.48
July 5, 2005	100	69.49
July 5, 2005	300	69.51
July 5, 2005	300	69.52
July 5, 2005	700	69.77
July 5, 2005	100	69.80
July 5, 2005	800	69.85
July 5, 2005	200	69.86
July 5, 2005	200	69.90
July 6, 2005	700	68.70
July 6, 2005	100	68.85
July 6, 2005	200	68.89
July 6, 2005	200	69.00
July 6, 2005	1,000	69.07
July 6, 2005	200	69.08
July 6, 2005	600	69.10
July 6, 2005	90	69.33
July 6, 2005	1,921	69.34
July 6, 2005	1,226	69.35
July 6, 2005	1,813	69.36
July 6, 2005	200	69.37

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DATE OF SALE	NUMBER OF SHARES	PRICE PER SHARE ($)
July 6, 2005	1,046	69.38
July 6, 2005	2,386	69.39
July 6, 2005	122	69.40
July 6, 2005	100	69.41
July 6, 2005	257	69.43
July 6, 2005	1,000	69.44
July 6, 2005	700	69.45
July 6, 2005	200	69.47
July 6, 2005	925	69.48
July 6, 2005	100	69.49
July 6, 2005	1,000	69.52
July 6, 2005	100	69.53
July 6, 2005	100	69.54
July 6, 2005	1,014	69.56
July 6, 2005	300	69.57
July 6, 2005	100	69.58
July 6, 2005	300	69.59
July 6, 2005	2,897	69.65
July 6, 2005	500	69.66
July 6, 2005	600	69.67
July 6, 2005	300	69.68
July 6, 2005	3,800	69.70
July 6, 2005	200	69.71
July 6, 2005	100	69.72
July 6, 2005	536	69.74
July 6, 2005	100	69.75
July 6, 2005	1,000	69.76
July 6, 2005	100	69.79
July 6, 2005	2,200	69.80
July 6, 2005	635	69.81
July 6, 2005	701	69.82
July 6, 2005	464	69.83
July 6, 2005	200	69.84
July 6, 2005	100	69.85
July 6, 2005	100	69.86
July 6, 2005	100	69.87
July 6, 2005	264	69.88
July 6, 2005	500	69.90
July 6, 2005	100	69.91
July 6, 2005	300	69.93
July 6, 2005	900	69.98
July 6, 2005	688	70.03
July 6, 2005	400	70.04
July 6, 2005	435	70.06
July 6, 2005	100	70.07
July 6, 2005	212	70.08
July 6, 2005	1,665	70.10

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DATE OF SALE	NUMBER OF SHARES	PRICE PER SHARE ($)
July 6, 2005	100	70.13
July 6, 2005	101	70.33
July 6, 2005	499	70.34
July 6, 2005	100	70.35
July 6, 2005	300	70.36
July 6, 2005	1,000	70.40

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